Exhibit 99.1

News Release WNS (Holdings) Limited

WNS Announces Proposed Public Offering of ADSs

NEW YORK, NY and MUMBAI, INDIA, February 1, 2012 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global offshore business process outsourcing services, today announced that, subject to market and other conditions, it is proposing to offer and sell newly issued 5,250,000 ADSs and Warburg Pincus is proposing to offer and sell 5,250,000 ADSs. Warburg Pincus also intends to grant the underwriters of the proposed offering a 30 day option to purchase up to an additional 1,575,000 ADSs to cover over-allotments, if any.

WNS intends to use the net proceeds from the offering for general corporate purposes, which may include capital expenditures, acquisitions, refinancing of indebtedness and working capital. WNS will not receive any proceeds from the sale of ADSs by Warburg Pincus in the offering.

BofA Merrill Lynch and Deutsche Bank Securities Inc. are joint book-running managers and Baird, William Blair & Company and Janney Montgomery Scott are co-managers. The ordinary shares represented by the ADSs will be offered pursuant to a shelf registration statement on Form F-3 previously filed with and declared effective by the Securities and Exchange Commission (the “SEC”). WNS will also file with the SEC a prospectus supplement with respect to the offering.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Copies of the prospectus supplement and accompanying prospectus may be obtained, when available, from BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attn: Prospectus Department or by email: dg.prospectus_requests@baml.com; or from Deutsche Bank Securities Inc., Attn: Prospectus Department, 100 Plaza One, Jersey City, New Jersey 07311, by telephone: (800) 503-4611, or by e-mail: prospectus.cpdg@db.com.

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global offshore business process outsourcing company. WNS offers business value by combining operational excellence with deep domain expertise in key industry verticals including Insurance; Travel and Leisure; Manufacturing, Retail, Consumer Products and Telecom; Consulting and Professional Services; Healthcare; Banking and Financial Services; Utilities, and Shipping and Logistics industries. WNS delivers an entire spectrum of business process outsourcing services such as customer care, finance and accounting, legal services, procurement, research and analytics, technology services and industry specific back office and front office processes. WNS has over 22,500 professionals across 25 delivery centers worldwide including India, the Philippines, the United Kingdom, Sri Lanka, Romania, Costa Rica and the United States, as well as a subcontractor’s delivery center in South Africa.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements relating to WNS’s expectations regarding the completion and timing of the proposed public offering and the intended use of proceeds. We caution you that reliance on any forward-looking statement involves risks and uncertainties that might cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include, without limitation, risks and uncertainties related to market conditions and satisfaction of customary closing conditions related to the public offering. There can be no assurance that WNS will be able to complete the public offering on the anticipated terms, or at all. These and other factors are more fully discussed in the prospectus supplement for the offering filed with the SEC which is available at http://www.sec.gov. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.

News Release WNS (Holdings) Limited

References to “ADS” refer to American Depositary Shares, each representing one ordinary share of WNS.

CONTACT:

Investors:	Media:
David Mackey Sr. Vice President – Finance & Head of Investor Relations WNS (Holdings) Limited +1 248 630 5197 ir@wns.com	Sumi Gupta Public Relations WNS (Holdings) Limited +91 (22) 4095 2263 sumi.gupta@wns.com; pr@wns.com